UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 333-269315

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD.

(Translation of registrant’s name into English)

6th Fl., No. 15, Lane 548, Ruiguang Road,
Neihu District, Taipei City, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Changes in Company’s Certifying Accountant.

(1) Previous Independent Registered Public Accounting Firm

(i)	Effective on November 10, 2025, Cordyceps Sunshine Biotech Holdings Co., Ltd. (the “Company”) terminated KCCW Accountancy Corp. as the Company’s independent registered public accounting firm.

(ii)	The reports of KCCW Accountancy Corp. on consolidated balance sheets of the Company for the fiscal year ended December 31, 2024 and 2023 and the consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity (deficit), and consolidated statements of cash flows for the fiscal years ended December 31, 2024, and 2023, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)	The decision to change the independent registered public accounting firm was approved by the Board of Directors of the Company.

(iv)	During the Company’s most recent fiscal year ended December 31, 2024 and through November 10, 2025, the date of dismissal, (a) there were no disagreements with KCCW Accountancy Corp. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KCCW Accountancy Corp., would have caused it to make reference thereto in its reports on the financial statements for such year and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

(v)	The Company provided KCCW Accountancy Corp. with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Report of Foreign Private Issuer on Form 6-K.

(2) New Independent Registered Public Accounting Firm

On November 15, 2025, the Board of Directors of the Company approved and ratified the appointment of YCM CPA INC. as its new independent registered public accounting firm to audit the Company’s financial statements, effective November 15, 2025. During the two most recent fiscal years ended December 31, 2024 and 2023 and any subsequent interim periods through the date hereof prior to the engagement of YCM CPA INC., neither the Company, nor someone on its behalf, has consulted YCM CPA INC. regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

Exhibit Index

Exhibit No.	Description
16.1	Letter from KCCW Accountancy Corp. addressed to the U.S. Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD.

Date: November 25, 2025	By:	/s/ Szu Hao Huang
	Name:	Szu Hao Huang
	Title:	Chief Executive Officer, Chief Financial Officer, Director

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